

ACROSS THE GLOBE,
FLUENTWORLDS' PRODUCTS ARE
TRANSFORMING ENGLISH
LANGUAGE EDUCATION
THROUGH AI, VR AND VIDEO
GAME TECHNOLOGY.
USE THEM ANY TIME,
ANYWHERE!

FLUENTWORLDS

F L U E N T W O R L D S

APPS

Use Any Time, Anywhere

Don't spend thousands of travel dollars to learn a language. Travel visually and immerse yourself in sparkling 3D environments. Learn as you walk through an airport, restaurant, park and more!


FLUENTWORLDS
PERFECT ACCENT


完美发音
家庭
介绍

FLUENTWORLDS


FLUENTWORLDS
PERFECT ACCENT
WELCOME

PERFECT ACCENT

Desktop Academy

FLUENTWORLDS ACADEMY

Learn in real-time on your computer with friends

Use your browser to experience crystal clear graphics, 3D characters, 35 worlds and even proximity-based voice for break-out sessions. A classroom like you've never seen before!



FLUENTWORLDS APP

- Teaches 3000 English words from 17 different source languages

- 55 unique virtual environments

- Uses 3D characters and voice recognition for targeted practice

Everyday words in everyday settings – immerse yourself in the conversations and vocabulary of an office, grocery store or airport

Fun and Simple to Use

Voice recognition breaks your speech down to the phoneme level, showing you the mechanics of an individual vowel or consonant to help you sound like a native







Fun to use

STATS



HIGHLIGHTS

- 4.8 rating on iTunes
- Ranked in the top 100 Ed Apps out of more than 220,000
- Nearly 500,000 downloads across all platforms
- 90% Retention = 9 month average
- Profitable ROI - $2 of Revenue for every $1 spent on ads
- Subscription-based model at $9.99 per month

FLUENTWORLDS APP
Numbers well above Industry Average

FLUENTWORLDS

BUILT ON INTERNATIONALLY RECOGNIZED CEFR STANDARDS



Beginner / Intermediate	Intermediate / Upper Intermediate	Advanced / Expert
A - 1 A - 2	B - 1 B - 2	C - 1 C - 2
FluentWorlds App	PerfectAccent - Speaking	FluentWorlds Academy





Academic



FLUENTWORLDS APP


30
Choose Your Native Language:
português
中文 (简体)
Türkçe
Deutsch
中文 (繁體)
Tiếng Việt
日本語
français
español
Русский
WOOD
한국어
اللغة العربية
English
italiano
Bahasa Indonesia
မြန်မာ
हिन्दी, हिंदी
dev0.005008

INTERNATIONAL



HIGHLIGHTS

- Live Webcam
- 3D Customizable Characters
- 35 Different Environments
- Video Presentation Boards
- Content Management System
- Proximity-based Voice
- Chat Capability

Live classes online with experienced teachers. Uses immersive environments to simulate real-life experiences

ACADEMY



IMMERSIVE 3D = GREATER ENGAGEMENT = BETTER LEARNING



Research Studies showed that 92% of students were attentive during 3D lessons vs. 46% attentive during non-3D lessons

- LiFE Research -

Students who participated in 3D coursework achieved statistically significantly greater creativity gains than control group of students who participated in traditional classroom setting

- Dr. Linda Bradford -

Research Studies showed that 86% of students who studised in 3D showed significant improvements in understanding and retention compared to 52% in 2D lessons

- LiFE Research -



Academic



FEATURES

English for Specific Purposes

Choose from 80 different categories: Business English, TOEFL, Job Interviews, Hospitality and even Dating.
The App will give you 200-800 different sentences for your chosen category, analyze your proficiency then give you your score.

Unique Voiceprint-AI Driven

Users will be asked to speak 10-20 sentences. Our AI Engine will then generate sentences that target specific areas for improvement based on your unique voiceprint. You will also see a graphical representation of your voice print as it changes over time.

Custom Sentences

Users may enter specific sentences they wish to practice. Our Voice Recognition Engine will then give them instantaneous analysis on the sound or phoneme level to improve their pronunciation and accent.



CATEGORIES
Clear
Accounting
Agriculture
Architecture
Automotive
Accounting
Agriculture
Close
ADDITIONAL SOUNDS
SPECIFIC LETTER
INITIAL SOUND
PACE
As your accent improves, your voice ID sound particles get brighter.
Close
My custome phrase
56%

PERFECT ACCENT

WORD

CHASE

VR WORD CHASE - Virtual Reality Language Game





See FluentWorlds in a whole new way – using our virtual reality iTunes game

Current Contracts

with major Mobile Telecom Distributors with prospects of reaching 100 million wireless customers.

Powerful ability to scale on a low base of fixed costs and current team's deep institutional knowledge and expertise.

THOUSANDS OF PAYING SUBSCRIBERS AT $9.99 PER MONTH

300% REVENUE INCREASE YEAR OVER YEAR

2 0 1 7 - 2 0 1 8

PROFITABLE REVENUE MODEL-$2 REVENUE FOR EVERY $1 SPENT IN ADS

Great Potential Revenue

Flip FluentWorlds App to teach other languages such as Spanish, Mandarin projected for release in late 2019/early 2020.

Deep product portfolio and highly promising growth potential through additional revenue streams from as yet untapped marketing of PerfectAccent, FluentWorlds Academy, new products.

F L U E N T W O R L D S



N U M B E R S



250% CONVERSION RATE VS. AVERAGE APPS-CONVERTS CUSTOMERS WHO DOWNLOAD THE APP TO PAYING SUBSCRIBERS AT A RATE OF 2.5X GREATER THAN INDUSTRY AVERAGE

QUOTES

"I have tried Duolingo and Babbel, but I really couldn't keep it up, because it's very dull and I start forgetting words. FluentWorlds seems very unique to me, and I think it will be a disruption! I definitely feel more engaged to be in a 3D environment. **China has a HUGE demand for learning English."-**Chinese User

"FluentWorlds' App helped me get rid of my fear of speaking English so now I have the confidence to take additional English courses!

AMAZING

"This is an amazing English Learning app. The visual and audio experience are stunning!"

"The VIEW environment provides a unique and revolutionary opportunity for teaching language. By blending **an immersive environment** with the social and teaching capabilities of the platform, I believe it will become the preferred way for learners to learn."

– Nick Macey, Former Chief Product Officer, Rosetta Stone

"The VIEW's innovative virtual reality platform presents true **transformative potential for language learning** – through solving the most difficult challenge in language learning today - keeping learners engaged"

-- Mahesh Ram, former CEO, Global English, sold to Pearson in 2012



"This is astounding. The world needs this technology! This is the **future of language learning** – it changes the whole paradigm for how someone learns a language. The voice recognizer becomes the mentor and allows for people to finally perfect their pronunciation...fantastic!"



Top 10 Hottest Companies to Watch in 2019
Business Q Magazine



Dr. Linda Bradford



Utah Business Hall
of Fame Member
David Bradford

Awards

F L U E N T W O R L D S


David Bradford
CEO
Dr. Linda Bradford
Founder/CPO
Sales & Marketing
Timothy Doner
VP, Strategy and Business Development
David E. Bradford
VP, Finance and Marketing
Nate Terry
Social Media Specialist
Nathan Bennett
Anallyst
Engineering
D. Parker
Sr. Engineer/CTO
George Middleton
Engineer
Nathan Marrs
Engineer
Iman Khabazian
Engineering Consultant
Grant Dexter
Engineering Consultant
3D Design & Artwork
Jon Hales
Technical Artwork/ Video Expert
Brett Henderson
3D Modeler
J. Tham
Character Artist
Teachers & Curriculum
Jennifer Delich
Dirertor, Curriculum/ Teacher Training
Marcie Dexter
Curriculum Specialist
Aleja Briles
ESL Instructor
Adele Martin
ESL Instructor
Madison Savoie
ESL Instructor
Legal & Finance
Trevor Bradford
Corporate Legal Counsel
Bryce Genther
Sr. Manager, Commissions
Laurel Martinelli
Accountant

O R G A N I Z A T I O N

FLUENTWORLDS



Dr. Linda Bradford

FOUNDER
President and Chief Product
Officer

PhD Instructional Technology
Masters Degree 'With
Distinction,' BYU



Tim Doner

VP, Strategy and Business
Development

Harvard Graduate,
"World's youngest Hyperpolyglot"
Has studied over 20 languages



David Eric Bradford

VP, Finance and Marketing

Chief Strategy Officer,
WalMart Corporate;
Director of IT Sector, Utah
Office Of Economic Development



David Bradford

CEO and Co-Founder

Former CEO: HireVue, Fusion-io
Exec VP Novell;
UT Tech Hall of Fame
CEO of the Year;
BYU Alumnus of the Year

EXECUTIVE TEAM



Jeff Adams

Cobalt CEO
Speech & Language

Former Sr. Manager at Amazon. Led Amazon Alexa team. Author of 21 patents in speech & language



Iman Khabazian

Software Architect

Ran engineering for Disney/Playdom
C-Level Exec at Multiple Start-Ups
B.S. Computer Engineering, U.S.C.



Nolan Bushnell

Father of the Video
Game industry

Video Game Hall of Fame
Former founder & CEO
Atari Corporation
Chuck E. Cheese Pizza



Mahesh Ram

Founding Solvvy
CEO

Former CEO,
GlobalEnglish
Sold to Pearson
$90M (2012)

ADVISORY BOARD

Use of Proceeds of Investment Offering

- **'Flip' the App** to teach Spanish and Mandarin

- **Create 'Uber' of Language Learning**-on demand tutoring sessions with thousands of young people

- **Social Media Blast with Influencers**

- **Significantly expand marketing programs**, including marketing for new PerfectAccent App especially China, Japan, Korea and Brazil

- **Expand Marketing outreach** to B2B and mobile operators

- **Scale Ambassador Program-Direct Marketing efforts**

- **Increase the Gamification in the app** and upgrade UI/UX

- Salaries and Hiring **Marketing/Sales** and **Programming Talent**

- **Patents** and IP Protection

- **Children's Version**

PROCEEDS